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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 2)


                                MINOLTA-QMS, INC.
                                -----------------
                                (Name of Issuer)


COMMON STOCK, $.01 PAR VALUE PER SHARE                       74726G102
--------------------------------------                       ---------
   (Title of class of securities)                          (CUSIP number)



TOSHIHIRO KATAOKA                                 ALLEN A. HANS
MINOLTA CO., LTD.                                 MINOLTA INVESTMENTS COMPANY
3-13 AZUCHI-MACHI 2-CHOME,                        C/O MINOLTA CORPORATION
CHUO-KU, OSAKA 541-8556, JAPAN                    101 WILLIAMS DRIVE
TELEPHONE:  (81) 6-6271-2621                      RAMSEY, NEW JERSEY  07446
FACSIMILE:   (81) 6-6271-2283                     TELEPHONE:  (201) 825-4000
                                                  FACSIMILE:    (201) 825-7331
--------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)


                                 AUGUST 31, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

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NY2:\904092\07\JDL_07!.DOC\63760.0018

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         74726G102                                           13D                      Page 2 of 8
--------------------------------- ----------------------------------------------                 -----------------------------------
---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               MINOLTA INVESTMENTS COMPANY
                       I.R.S. IDENTIFICATION NOS.                                                23-56-58241
                       OF ABOVE PERSONS:
---------------------- ----------------------------------------------------------------------------------------------- -------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                            (B) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    AF

---------------------- ----------------------------------------------------------------------------------------------- -------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    7,570,000
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  0
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               7,570,000
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             0

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  7,570,000

---------------------- ----------------------------------------------------------------------------------------------- -------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

---------------------- ----------------------------------------------------------------------------------------------- -------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                             57.1%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------


--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         74726G102                                           13D                      Page 3 of 8
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               MINOLTA CO., LTD.
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:
---------------------- ----------------------------------------------------------------------------------------------- -------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                            (B) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    OO, WC

---------------------- ----------------------------------------------------------------------------------------------- -------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     JAPAN

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    0
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  7,570,000
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               0
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             7,570,000

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  7,570,000

---------------------- ----------------------------------------------------------------------------------------------- -------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

---------------------- ----------------------------------------------------------------------------------------------- -------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                             57.1%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------


                     This Amendment No. 2 amends the Schedule 13D, jointly filed by Minolta Co., Ltd. ("Minolta") and Minolta Investments Company ("MIC") on June 14, 1999, as amended, with respect to the shares of common stock, par value $0.01 per share ("Common Stock"), of Minolta-QMS, Inc. (the "Company).

Item 3.              Source and Amount of Funds or Other Consideration.
                     -------------------------------------------------

                     Source and amount of funds to be used in connection with the transaction described in Item 4 shall be determined at a later date and disclosed in an amendment to this Schedule 13D upon such determination.


Item 4.              Purpose of Transaction.
                     ----------------------

                     Minolta has delivered a letter, dated August 31, 2000 to the Board of Directors of the Company proposing a transaction in which MIC would acquire all of the remaining outstanding shares of Common Stock through a tender offer and cash merger between the Company and MIC. Upon consummation of any such transaction, Minolta currently plans to delist the Common Stock from the New York Stock Exchange and file a Form 15 with the Securities and Exchange Commission deregistering the Common Stock under the Securities Exchange Act of 1934, as amended. The letter is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 7.              Materials to be Filed as Exhibits.
                     ---------------------------------

                     Exhibit 1 Letter, dated August 31, 2000, from Minolta to the Chairman of the Board of the Company.









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
                                   SIGNATURE

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                 MINOLTA CO., LTD.

                                 By: /s/ Masanori Hondo
                                     ---------------------------------------
                                     Name: Masanori Hondo
                                     Title: Director





                                 MINOLTA INVESTMENTS COMPANY

                                 By: /s/ Allen A. Hans
                                     ---------------------------------------
                                     Name: Allen A. Hans
                                     Title: Vice President and Secretary



Date: September 1, 2000

                                  EXHIBIT INDEX



Exhibit No.                       Description of Exhibit
-----------                       ----------------------

Exhibit 1 Letter, dated August 31, 2000, from Minolta to the Chairman of the Board of the Company.






















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